UNITY HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED FINANCIAL REPORT DECEMBER 31, 2006

April 14, 2007

Dear Valued Shareholder:

I am pleased to report to you the results of the year ended December 31, 2006.  The past year proved very successful for Unity Holdings, Inc.  We added to our expanding office network and increased market share in our current areas of business.  The company also provided shareholders an opportunity to realize gains on their investment through a stock buy back program, which was extremely successful.  The Company's financial performance continues to add value to your investment.

Unity National bank (the "Bank"), our wholly owned subsidiary, continued its favorable performance trends.  Our success in our different markets indicate that community banking with a focus on high touch service continues to be a preferred banking choice.  Total assets at year end were $266.6 million, an increase of $33.2 million over last year.  This high growth was fueled by $28.5 million in loan growth and $26.2 million in deposit growth.  Net interest margins remain strong thanks to these profitable growth trends.  The Company's book value at December 31, 2006 was $17.27, an 11.3% growth over the $15.51 posted for 2005.  Increases in book value indicate a strong equity base during periods or accelerated loan and deposit growth.

We continue to seek out avenues to increase the Company's franchise value.  In August 2006, the Bank opened its full service office in Calhoun, Gordon County Georgia.  We had found that this market was a good fit for the Company through our loan production office located there for several years.  We look forward to servicing Gordon County with all their banking needs.

Our strategy of high growth keeps our loan volumes ahead of deposit volumes, but our funding mix continues to shift to non-maturity deposits that carry lower costs.  Our aggressive yet high quality growth allows us to fully leverage our strong capital base.

I invite you to review this report for a more thorough explanation of our financial performance.  Your active participation in the ongoing history of Unity Holdings, Inc. is always encouraged.  We urge you to bank with us and meet our friendly, experienced staff.  The Board, staff, and I stand ready to serve your shareholder and banking needs.  Please make plans to attend the Annual Meeting of Shareholders on May 16, 2007.

Sincerely,

MICHAEL L. McPHERSON

Michael L. McPherson,

President & CEO

LOCATIONS
MAIN OFFICE 950 Joe Frank Harris Parkway Cartersville, GA 30121	ADAIRSVILLE 7450 Adairsville Highway, NW Adairsville, GA 30103	ROME 42 Three Rivers Drive Rome, GA 30161

HENDERSON DRIVE 601 Henderson Drive Cartersville, GA 30120	CALHOUN 150 W.C. Bryant Parkway Calhoun, GA 30701	OPERATIONS CENTER 34 Center Road Cartersville, GA 30121

DIRECTORS
JERRY W. BRADEN Chairman	KENNETH R. BISHOP	DONALD D. GEORGE	JOHN S. LEWIS

SAM R. McCLESKEY	MICHAEL L. MCPHERSON	STEPHEN A. TAYLOR	B. DON TEMPLES

EXECUTIVE OFFICERS
MICHAEL L. MCPHERSON President and Chief Executive Officer

W. STEWART GRIGGS Executive Vice President Senior Loan Officer		ELI D. MULLIS Senior Vice President Chief Financial Officer

OFFICERS
KIMBERLY ABERNATHY Vice President Human Resources	MICHELLE BAILEY Vice President Loan Operations
BARRY BURCH Vice President Commercial Lender, Main Office - Cartersville	MARTHA DARBY Vice President Loan Officer, Calhoun
JOHN GRAHAM Vice President Commercial Lender - Rome	RICK HUGHES Vice President Commercial Lender, Main Office - Cartersville
RICK KOLLHOFF Vice President Commercial Lender, Henderson Drive - Cartersville	CHRISTIE McLAUGHLIN Vice President Deposit Operations

CONNIE MITCHELL-WHITE Vice President Retail Division Officer	MICHAEL SMITH Vice President Commercial Lender, Adairsville
MIKE STOVER Vice President Commercial Lender, Rome	STANLEY TAYLOR Vice President Commercial Lender, Calhoun
DONA WISNOM Vice President Loan Officer, Main Office - Cartersville

BRANDON ADAMS Financial Reporting and Compliance Officer	TERESA BROWN Retail Banking Officer, Cartersville
JOSH KUSNITZ Banking Officer Credit Analysis	JOE LYNCH Collections Officer
APRIL SCOTT Business Development Officer	BRYAN SHEALY Loan Officer, Adairsville
JEREMY SMITH Loan Officer, Main Office - Cartersville	JEFF STARKE Technology Officer
HAZEL D. TEMPLES BSA Officer

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2006

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Consolidated balance sheets	2
Consolidated statements of income	3
Consolidated statements of comprehensive income	4
Consolidated statements of stockholders' equity	5
Consolidated statements of cash flows	6
Notes to consolidated financial statements	8-27
Selected Financial Data	28
Management's Discussion and Analysis of Financial Condition and Results of Operations	30-43

MAULDIN & JENKINS

Certified Public Accountants, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Unity Holdings, Inc.

Cartersville, Georgia

We have audited the accompanying consolidated balance sheets of Unity Holdings, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Holdings, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

MAULDIN & JENKINS, LLC

Atlanta, Georgia

March 26, 2007

UNITY HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2006 AND 2005

	2006	2005
Assets
Cash and due from banks	$4,972,107	$3,765,256
Interest-bearing deposits in banks	247,787	132,082
Federal funds sold	-	725,000
Securities available-for-sale	19,815,125	18,879,777
Restricted equity securities, at cost	2,539,778	2,265,078
Loans	224,117,346	195,599,390
Less allowance for loan losses	2,791,343	2,445,221
Loans, net	221,326,003	193,154,169
Premises and equipment	11,813,161	9,402,200
Other assets	5,858,825	5,010,711
TOTAL ASSETS	$266,572,786	$233,334,273

Liabilities, Redeemable Common Stock and Stockholders' Equity
Deposits
Noninterest-bearing	$17,004,652	$14,133,868
Interest-bearing	192,478,878	169,185,085
Total deposits	209,483,530	183,318,953
Other borrowings	33,850,000	29,250,000
Guaranteed subordinated debentures	3,093,000	3,093,000
Other liabilities	2,042,080	973,653
TOTAL LIABILITIES	248,468,610	216,635,606

Commitments and contingencies

Redeemable common stock held by KSOP	506,046	106,548

Stockholders' equity
Preferred stock, par value $.01; 10,000,000 shares
authorized; none issued
Common stock, par value $.01; 10,000,000 shares authorized;
990,030 and 1,014,510 issued and outstanding, respectively	9,900	10,145
Capital surplus	10,166,421	10,847,421
Retained earnings	7,496,033	5,897,630
Accumulated other comprehensive loss	(74,224)	(163,077)
Total stockholders' equity	17,598,130	16,592,119
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK
AND STOCKHOLDERS' EQUITY	$266,572,786	$233,334,273

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS , INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Interest income
Loans	$17,829,224	$13,448,376
Taxable securities	807,764	653,784
Nontaxable securities	238,694	258,932
Federal funds sold	58,233	67,802
Interest-bearing deposits in banks	7,879	6,582
Total interest income	18,941,794	14,435,476

Interest expense
Deposits	7,574,093	5,228,555
Borrowings	1,392,427	885,595
Total interest expense	8,966,520	6,114,150

Net interest income	9,975,274	8,321,326
Provision for loan losses	461,500	220,928
Net interest income after provision for loan losses	9,513,774	8,100,398

Other income
Service charges on deposit accounts	896,143	761,132
Mortgage loan fees	546,499	373,211
Gain (loss) on sale of securities available-for-sale	(21,423)	4,921
Other operating income	176,957	156,504
Total other income	1,598,176	1,295,768

Other expenses
Salaries and employee benefits	4,568,849	3,324,719
Equipment and occupancy expenses	1,056,914	898,955
Other operating expenses	2,477,776	2,255,134
Total other expenses	8,103,539	6,478,808

Income before income taxes	3,008,411	2,917,358
Income tax expense	1,010,511	953,919
NET INCOME	$1,997,900	$1,963,439

Basic earnings per share	$2.01	$1.94
Diluted earnings per share	$1.79	$1.74

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

Net income	$1,997,900	$1,963,439

Other comprehensive income (loss):
Unrealized holding gains (losses) on securities available-for-sale:

Unrealized holding gains (losses) on securities arising during period,
net of tax (benefit) of $38,576 and ($121,805), respectively	74,626	(236,445)

Reclassification adjustment for (gains) losses realized in net income,
net of (tax) benefit of $7,196 and ($1,673), respectively	14,227	(3,248)

Other comprehensive income (loss)	88,853	(239,693)

Comprehensive income	$2,086,753	$1,723,746

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

					Accumulated
					Other	Total
	Common Stock		Capital	Retained	Comprehensive	Stockholders'
	Shares	Par Value	Surplus	Earnings	Income (Loss)	Equity

Balance, December 31, 2004	1,013,510	$10,135	$10,837,431	$3,958,780	$76,616	$14,882,962
Net income	-	-	-	1,963,439	-	1,963,439
Exercise of stock options	1,000	10	9,990	-	-	10,000
Adjustment for shares owned						-
by KSOP	-	-	-	(24,589)	-	(24,589)
Other comprehensive loss	-	-	-	-	(239,693)	(239,693)
Balance, December 31, 2005	1,014,510	10,145	10,847,421	5,897,630	(163,077)	16,592,119
Net income	-	-	-	1,997,900	-	1,997,900
Exercise of stock options	5,800	58	61,942	-	-	62,000
Adjustment for shares owned						-
by KSOP	-	-	-	(399,497)	-	(399,497)
Retirement of common stock	(30,280)	(303)	(789,322)	-	-	(789,625)
Stock compensation	-	-	46,380	-	-	46,380
Other comprehensive income	-	-	-	-	88,853	88,853
Balance, December 31, 2006	990,030	$9,900	$10,166,421	$7,496,033	$(74,224)	$17,598,130

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES
Net income	$1,997,900	$1,963,439
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	540,800	446,920
Provision for loan losses	461,500	220,928
Deferred income taxes	(211,399)	(162,018)
(Gain) loss on sale of securities available-for-sale	21,423	(4,921)
Gain on sale of other real estate	(43,063)	-
Increase in interest receivable	(416,412)	(437,830)
Increase (decrease) in interest payable	164,320	(48,349)
Stock compensation expense	46,380	-
Net other operating activities	285,964	194,690
Net cash provided by operating activities	2,847,413	2,172,859

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	(115,705)	171
Purchases of securities available-for-sale	(3,151,575)	(11,259,134)
Proceeds from sales of securities available-for-sale	1,478,125	5,007,964
Proceeds from maturities\calls of securities available-for-sale	851,306	842,149
Redemption of restricted equity securities	332,800	135,000
Purchases of restricted equity securities	(607,500)	(694,269)
Net decrease in federal funds sold	725,000	2,943,000
Net increase in loans	(29,419,393)	(28,398,861)
Purchase of cash surrender value life insurance	-	(61,933)
Proceeds from sale of other real estate owned	843,188	-
Purchase of premises and equipment	(2,951,761)	(1,758,271)
Net cash used in investing activities	(32,015,515)	(33,244,184)

FINANCING ACTIVITIES
Net increase in deposits	26,164,577	21,909,340
Net increase in federal funds purchased	338,000	-
Proceeds from other borrowings	29,250,000	23,000,000
Repayments of other borrowings	(24,650,000)	(12,900,000)
Purchase of common stock	(1,147,310)	-
Proceeds from sale of common stock	357,686	-
Proceeds from exercise of stock options	62,000	10,000
Net cash provided by financing activities	30,374,953	32,019,340

Net increase in cash and due from banks	1,206,851	948,015
Cash and due from banks at beginning of period	3,765,256	2,817,241
Cash and due from banks at end of period	$4,972,107	$3,765,256

SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
Interest	$8,802,200	$6,162,499
Income taxes	$1,193,511	$1,107,660

NONCASH TRANSACTIONS
Loans transferred to other real estate owned	$786,059	$132,366

See Notes to Consolidated Financial Statements.

7

UNITY HOLDINGS, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Unity Holdings, Inc. (the "Company") is a bank holding company whose business is conducted by Unity National Bank, its wholly-owned subsidiary.  Unity National Bank (the "Bank") is a commercial bank headquartered in Cartersville, Bartow County, Georgia.  The Bank operates two offices in Cartersville and additional offices in Adairsville (Bartow County), Rome (Floyd County), and Calhoun (Gordon County), Georgia.  Each office provides a full range of banking services in its primary market areas.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred tax assets, valuation of foreclosed assets and contingent assets and liabilities.  The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions.  In connection with the determination of the estimated losses on loans and foreclosed assets, management obtains independent appraisals for significant collateral.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks.  Cash flows from loans, federal funds sold, interest-bearing deposits in banks, deposits, and federal funds purchased are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits.  The total of those reserve balances was approximately $653,000 and $571,000 at December 31, 2006 and 2005, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost.  Debt securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive loss net of the related deferred tax effect.  Equity securities, including restricted stock, without a readily determinable fair value are recorded at cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities (Continued)

Purchased premiums and discounts are recognized in interest income using the interest method over the terms of the securities.  Gains and losses on the sale of securities are determined using the specific identification method.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their outstanding principal balances less net deferred loan fees and the allowance for loan losses.  Interest income is accrued on the outstanding principal balance.  Nonrefundable loan fees, net of direct loan origination costs, are deferred with the net amount recognized into interest income over the life of the loans using a method which approximates a level yield.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured.  All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral.  Interest income on nonaccrual loans is recognized on the cost-recovery method, until the loans are returned to accrual status.  Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.  Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.  Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense.  Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely.  Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience.  This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower's ability to pay.  This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions.  While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

Land is carried at cost.  Premises and equipment are carried at cost less accumulated depreciation.  Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.  Estimated useful lives for premises and equipment are three years to forty years.

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure.  Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs to sell.  Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses.  Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.  The Company had $118,300 and $132,366 of other real estate owned at December 31, 2006 and 2005, respectively.

Stock Compensation Plans

At December 31, 2006, the Company has two stock-based employee compensation plans, which are described more fully in Note 8.  Effective January 1, 2006, we adopted SFAS No. 123 (revised), "Share-Based Payment" ("SFAS 123(R)") utilizing the modified prospective approach.  Prior to the adoption of SFAS 123(R) we accounted for stock-based compensation grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (the intrinsic value method), and accordingly recognized no compensation expense for stock-based compensation grants.

Under the modified prospective approach, SFAS 123(R) applies to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled.  Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).  Prior periods were not restated to reflect the impact of adopting the new standard.

Grant-date fair value is measured on the date of grant using option-pricing models with market assumptions. The grant-date fair value is amortized into expense on a straight-line basis over the vesting period.  Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of our stock options.

Under SFAS No. 123(R), stock-based compensation expense was $46,380 for year ended December 31, 2006.  Basic earnings per share were decreased by $.03 by the adoption of SFAS 123(R), and diluted earnings per share decreased $.02 because of SFAS 123 (R).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation Plans (Continued)

The following table provides pro forma net income and earnings per share information, as if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") to stock-based employee compensation option plans for the year ended December 31, 2005:

December 31, 2005

Net income, as reported	$1,963,439
Deduct: Total stock-based employee compensation
expense determined under fair value based
method for all option awards	(46,377)
Pro forma net income	$1,917,062

Earnings per share:
Basic - as reported	$1.94
Basic - pro forma	$1.89
Diluted - as reported	$1.74
Diluted - pro forma	$1.70

Earnings Per Share

Basic earnings per share are computed by dividing net income  by the weighted average number of shares of common stock outstanding.  Diluted earnings per share are computed by dividing net income  by the sum of the weighted average number of shares of common stock outstanding and potential common shares.  Potential common shares consist of stock options and stock warrants.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109.  This interpretation addresses the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  It prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken in a tax return.  It requires that only benefits from tax positions that are more-likely-than-not of being sustained upon examination should be recognized in the financial statements.  These benefits would be recorded at amounts considered to be the maximum amounts more-likely-than-not of being sustained.  At the time these positions become more-likely-than-not to be disallowed, their recognition would be reversed.  This interpretation is effective for fiscal years beginning after December 15, 2006 and is not expected to have a material impact on the Company's financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

In September 2006, the FASB issued SFAS 157, Fair Value Measurements.  The standard provides guidance for using fair value to measure assets and liabilities.  It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement.  Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.  It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.  Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

NOTE 2.  SECURITIES

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities Available for Sale
December 31, 2006:
U.S. Government sponsored agency securities	$10,239,380	$9,141	$(129,165)	$10,119,356
Municipal securities	5,960,903	96,403	(8,658)	6,048,648
Mortgage-backed securities	3,727,304	-	(80,183)	3,647,121
	$19,927,587	$105,544	$(218,006)	$19,815,125

December 31, 2005:
U.S. Government sponsored agency securities	$8,992,454	$-	$(188,392)	$8,804,062
Municipal securities	5,567,954	62,539	(11,160)	5,619,333
Mortgage-backed securities	4,566,456	20	(110,094)	4,456,382
	$19,126,864	$62,559	$(309,646)	$18,879,777

The amortized cost and fair value of securities are summarized as follows:

Securities with a carrying value of $8,017,511 and $5,984,350 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Gross gains of $0 and $36,913 were realized on sales of securities available for sale for the years ended December 31, 2006 and 2005, respectively.  Gross losses of $21,423 and $31,992 were realized on sales of securities available for sale for the years ended December 31, 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  SECURITIES (Continued)

The amortized cost and fair value of debt securities as of December 31, 2006 by contractual maturity are shown below.  Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty.  Therefore, these securities are not included in the maturity categories in the following summary.

	Securities Available-for-Sale
	Amortized	Fair
	Cost	Value
Due in less than one year	$125,000	$125,201
Due from one to five years	6,405,184	6,346,996
Due from five to ten years	2,703,152	2,690,545
Due after ten years	6,966,947	7,005,262
Mortgage-backed securities	3,727,304	3,647,121
	$19,927,587	$19,815,125

Restricted equity securities consist of the following:

	December 31,
	2006	2005
Federal Home Loan Bank stock	$1,989,700	$1,715,000
Federal Reserve Bank stock	333,900	333,900
Other correspondent bank stock	123,178	123,178
Trust preferred securities	93,000	93,000
	$2,539,778	$2,265,078

The FASB Emerging Issues Task Force released Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which requires disclosure of certain information about other than temporary impairments in the market value of securities.  The market value of investment securities is based on quoted market values and is significantly affected by the interest rate environment.  At December 31, 2006 and 2005, all unrealized losses in the securities portfolio were for debt securities.

	Less Than Twelve Months		Twelve Months or More
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
December 31, 2006:
U.S. Government sponsored federal agencies	$1,039	$747,715	$128,126	$7,862,500
State and municipal securities	1,000	602,481	7,658	407,488
Mortgage-backed securities	-	-	80,183	3,646,470
Temporarily impaired debt securities	$2,039	$1,350,196	$215,967	$11,916,458

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  SECURITIES (Continued)

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2005.

	Less Than Twelve Months		Twelve Months or More
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
December 31, 2005:
U.S. Government sponsored federal agencies	$66,375	$4,935,938	$122,016	$3,868,125
State and municipal securities	11,161	677,303	-	-
Mortgage-backed securities	110,094	4,452,287	-	-
Temporarily impaired debt securities	$187,630	$10,065,528	$122,016	$3,868,125

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2006 and 2005, no debt securities have unrealized losses with aggregate depreciation of 5% from the Company's amortized cost basis.  In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies has occurred, and industry analysts' reports.  As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

NOTE 3.  LOANS

The composition of loans is summarized as follows:

	December 31,
	2006	2005

Commercial, financial and agricultural	$13,725,859	$11,014,158
Real estate - construction	43,293,347	35,407,516
Real estate - mortgage	160,832,244	142,881,136
Consumer, installment and other	6,574,313	6,695,488
	224,425,763	195,998,298
Net deferred loan fees	(308,417)	(398,908)
Allowance for loan losses	(2,791,343)	(2,445,221)
Loans, net	$221,326,003	$193,154,169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  LOANS (Continued)

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
	2006	2005

Balance, beginning of year	$ 2,445,221	$ 2,258,994
Provision for loan losses	461,500	220,928
Loans charged off	(147,401)	(80,982)
Recoveries of loans previously charged off	32,023	46,281
Balance, end of year	$ 2,791,343	$ 2,445,221

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended
	December 31,
	2006	2005
Impaired loans without a valuation allowance	$76,279	$-
Impaired loans with a valuation allowance	4,253,614	3,001,830
Total Impaired loans	4,329,893	3,001,830
Valuation allowance related to impaired loans	430,330	303,740
Average investment in impaired loans	$3,852,557	$2,977,575

Interest income recognized on impaired loans for cash payments received was not material for the years ended December 31, 2006 and 2005.  Loans on nonaccrual status amounted to approximately $4,235,000 and $2,964,000 at December 31, 2006 and 2005, respectively.  Loans past due ninety days or more and still accruing interest were approximately $94,000 and $38,000 at December 31, 2006 and 2005, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties including directors, executive officers and their affiliates.  The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan.  Changes in related party loans for the year ended December 31, 2006 are as follows:

Balance, beginning of year	$1,611,569
Advances	675,686
Less repayments	1,176,849
Balance, end of year	$1,110,406

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.  PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2006	2005

Land and land improvements	$3,680,542	$2,906,345
Buildings & construction in process	7,748,547	6,068,166
Equipment	2,295,408	2,334,461
	13,724,497	11,308,972
Accumulated depreciation	(1,911,336)	(1,906,772)
	$11,813,161	$9,402,200

In 2005, the Company leased a office space in Calhoun, Georgia on an annual basis for a loan production office. In August 2006, the Bank completed construction of its full service office in Calhoun and discontinued the lease on the office space.  Total rental expense incurred for the years ended December 31, 2006 and 2005 was approximately $4,000 and $9,000, respectively.

NOTE 5.  DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 was $39,313,461 and $30,193,739, respectively.  The scheduled maturities of total time deposits at December 31, 2006 are as follows:

2007	$45,717,736
2008	26,388,134
2009	4,967,508
2010	1,299,389
2011	2,762,734
$81,135,501

The Company had brokered certificates of deposit at December 31, 2006 and 2005 of $16,464,812 and $14,185,382, respectively.

NOTE 6.  OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,
	2006	2005

Federal Home Loan Bank advances with interest payable at various intervals at interest rates ranging from 2.74% to 5.51%, due at various maturity dates between June 18, 2007 and June 22, 2011.	$33,850,000	$29,250,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.  OTHER BORROWINGS (Continued)

Contractual maturities of other borrowings as of December 31, 2006 are as follows:

2007	$14,000,000
2008	2,850,000
2009	15,000,000
2011	2,000,000
$33,850,000

The FHLB advance line is collateralized by a blanket lien on the Company's 1-4 family mortgage and home equity loans.  The loans pledged as collateral had an approximate carrying amount of $50,783,000 as of December 31, 2006.

NOTE 7.  GUARANTEED SUBORDINATED DEBENTURES

In 2003, the Company formed a wholly-owned grantor trust to issue cumulative trust preferred securities.  The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of the Company.  The trust preferred securities can be redeemed prior to maturity at the option of the Company on or after December 17, 2008.  The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of the Company (the "Debentures") held by the grantor trust.  The debentures have the same interest rate (three month LIBOR plus 2.95%, floating) as the trust preferred securities.  The Company has the right to defer interest payments on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related Debentures.  During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Company to the extent of funds held by the grantor trust (the "Preferred Securities Guarantee").  The Preferred Securities Guarantee, when taken together with the Company's other obligations under the Debentures, constitute a full and unconditional guarantee, on a subordinated basis, by the Company of payments due on the trust preferred securities.

The trust preferred securities and the related debentures were issued on December 18, 2003.  Distributions on the trust preferred securities are paid quarterly.  Interest on the Debentures is paid on the corresponding dates.  The aggregate principal amount of Debentures outstanding at December 31, 2006 and 2005 were $3,093,000.  Certain issue costs have been deferred and recorded in other assets in the accompanying balance sheet.  The issue costs are being amortized over the initial five year period until the first call date.  The remaining outstanding balance of the unamortized issue costs at December 31, 2006 and 2005 was $30,735 and $43,025, respectively, and is included in other assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   STOCK COMPENSATION PLANS

The Company has an incentive stock option plan that allows for an annual increase in shares available for options up to a total of 150,000 shares.  At December 31, 2006, the Company has available 115,046 shares of common stock for issuance to key employees and directors.  Options are granted at the fair value of the Company's common stock on the date of grant and expire ten years from the effective date of the grant.  The options vest at a rate of 20% per year.

	Years Ended December 31,
	2006		2005
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Under option, beginning of year	88,960	$13.39	89,960	$13.36
Granted	-	-	-	-
Exercised	(5,800)	10.69	(1,000)	10.00
Terminated	(200)	15.00	-	-
Under option, end of year	82,960	13.60	88,960	13.39

Exercisable, end of year	70,560	$12.80	75,360	$12.49

Total intrinsic value of exercised shares		$88,800		$13,000

Weighted average remaining contractual term of exercisable options (in years)		3.8		4.8

Aggregate intrinsic value of total outstanding options		$1,028,360		$854,480

Aggregate intrinsic value of exercisable options		$931,360		$791,680

Other pertinent information related to the options is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   STOCK COMPENSATION PLANS (Continued)

Information pertaining to options outstanding at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable
		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Weighted Average Exercise Price
Range of Exercise Price	Number Outstanding			Number Exercisable
$10 - $15	40,960	2 years	$10.05	40,960	$10.05
$16	32,000	6 Years	16.00	25,600	16.00
$19 - $22	10,000	8 years	$20.50	4,000	$20.50

In 1998, the Company granted 140,000 common stock warrants to its initial directors.  The warrants are exercisable at a price of $10 per share and are fully vested.  The warrants expire ten years from date of grant and have a weighted average remaining contractual life of two years.  The aggregate intrinsic value of warrants outstanding and exercisable at December 31, 2006 and 2005 was $2,240,000 and $1,820,000, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  No options were granted in 2006 or 2005.  At December 31, 2006, there was approximately $64,000 of unrecognized compensation expense related to stock-based payments, which is expected to be recognized over a weighted average period of 1.4 years.

NOTE 9.   OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS

Employee Stock Ownership Plan

In 2002, the Company established a leveraged Employee Stock Ownership Plan with 401-k provisions (KSOP) for the benefit of employees who meet certain eligibility requirements, subject to IRS limits.  Contributions to the KSOP are determined by the Board of Directors of the Company taking into consideration the financial condition and fiscal requirements of the Company and such other factors as the Board of Directors may deem pertinent and applicable under the circumstances.  The Company made matching contributions totaling $56,757 and $44,488 in 2006 and 2005, respectively.  The KSOP has no debt as of December 31, 2006 and December 31, 2005.

During 2006, the Company offered to buy back shares from existing shareholders at the prevailing stock value as determined by an external valuation firm.  The KSOP purchased 13,658 shares on behalf of its participants, with the remainder being terminated by the Company.  Further information about the Company's tender offer can be found in its Schedule TO filings done in February and April of 2006.  Information about the KSOP's purchase of the stock can be found in its Form S-8 filed in June 2006.  The KSOP owned 17,756 and 4,098 shares of the Company's common stock as of December 31, 2006 and 2005, respectively, which were purchased solely from employee contributions to the KSOP.

In accordance with the KSOP, the Company is expected to honor the rights of certain participants to diversify their account balances or to liquidate their ownership of the common stock in the event of termination.  The purchase price of the common stock would be based on the fair market value of the Company's common stock as of the annual valuation date, which precedes the date the put option is exercised.  No participant has exercised these rights since the inception of the KSOP.  However, since the redemption of common stock is outside the control of the Company, the Company's maximum cash obligation based on the approximate market prices of common stock as of the reporting date has been presented outside stockholders' equity.  The amount presented as redeemable common stock held by the KSOP in the consolidated balance sheet represents the Company's maximum cash obligation and has been reflected as a reduction of retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.   OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Deferred Compensation Plan

In 2002, the Company established a deferred compensation plan providing for death and retirement benefits for its directors.  The estimated amounts to be paid under the compensation plan are being offset by the earnings of life insurance policies on the directors.  The balance of the director policy surrender values included in other assets amounted to $388,703 and $316,599 at December 31, 2006 and 2005, respectively.  The balance of deferred compensation included in other liabilities at December 31, 2006 and December 31, 2005 amounted to $449,123 and $244,883, respectively.  Deferred compensation and other associated expenses amounted to $204,240 and $164,546 for the years ended December 31, 2006 and 2005, respectively.

In December 2004, the Company established a deferred compensation plan providing for death and retirement benefits for certain officers.  The estimated amounts to be paid under the compensation plan are being funded through the purchase of life insurance policies on the officers.  The balance of the policy surrender values included in other assets amounted to $2,001,336 and $1,927,801 at December 31, 2006 and 2005.  The balance of deferred compensation included in other liabilities amounted to $124,665 and $57,644 at December 31, 2006 and 2005.  Expense recognized for deferred compensation amounted to $67,021 and $53,264 for the years ended December 31, 2006 and 2005.

NOTE 10.  INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,
	2006	2005

Current	$1,221,910	$1,115,937
Deferred	(211,399)	(162,018)
Income tax expense	$1,010,511	$953,919

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes.  A reconciliation of the differences is as follows:

	Years Ended December 31,
	2006	2005

Income taxes at statutory rate	$1,022,860	$991,902
Tax-free income	(80,895)	(93,464)
State tax expense	54,000	53,298
Other items	14,546	2,183
Income tax expense	$1,010,511	$953,919

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.  INCOME TAXES (Continued)

The components of deferred income taxes are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Loan loss reserves	$968,854	$842,826
Loan fees	116,384	150,531
Deferred compensation	216,524	114,161
Nonaccrual loan interest	47,252	26,466
Securities available-for-sale	38,237	84,010
	1,387,251	1,217,994
Deferred tax liabilities:
Depreciation	176,821	173,190
	176,821	173,190

Net deferred tax assets	$1,210,430	$1,044,804

NOTE 11.  EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per common share.

	Years Ended December 31,
	2006	2005
Basic Earnings Per Share:
Weighted average common shares outstanding	993,036	1,014,154

Net income	$1,997,900	$1,963,439
Basic earnings per share	$2.01	$1.94

Diluted Earnings Per Share:
Weighted average common shares outstanding	993,036	1,014,154
Net effect of the assumed exercise of stock options and warrants based on the treasury stock method using average market prices for the year	123,247	116,300
Total weighted average common shares and common stock equivalents outstanding	1,116,283	1,130,454

Net income	$1,997,900	$1,963,439
Diluted earnings per share	$1.79	$1.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and letters of credit.  Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  A summary of the Company's commitments is as follows:

	December 31,
	2006	2005

Commitments to extend credit	$38,022,000	$41,862,000
Letters of credit	226,000	179,000
	$38,248,000	$42,041,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  Those letters of credit are primarily issued to support public and private borrowing arrangements.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.  Collateral is required in instances which the Company deems necessary.

At December 31, 2006 and 2005, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant.  The Company has not been required to perform on any financial standby letters of credit, and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2006 and 2005.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings.  The Company is also involved in other non-recurring legal matters, the ultimate outcome of which has not been determined.  In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 13.   CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Bartow County and surrounding counties.  The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Approximately 90% percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area.  Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area.  The other significant concentrations of credit by type of loan are set forth in Note 3.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's capital and surplus as defined by the Office of the Comptroller of the Currency (the "OCC"), or approximately $3,376,000.  Because of the Company's capital strength, the Company qualifies for the OCC's pilot lending program, which increases the lending limit to approximately $5,627,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.  REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval.  At December 31, 2006, dividends of $6,040,000 could be declared without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Prompt corrective actions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined.  Management believes, as of December 31, 2006 and 2005, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company and Bank's actual capital amounts and ratios are presented in the following table:

			For		To Be Well Capitalized
			Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
December 31, 2006: (Dollars in '000s)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets:
Consolidated	$23,438	10.59%	$17,704	8.00%	N/A	N/A
Bank	$22,480	10.16%	$17,694	8.00%	$22,117	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$20,672	9.34%	$8,852	4.00%	N/A	N/A
Bank	$19,715	8.91%	$8,847	4.00%	$13,270	6.00%
Tier I Capital to Average Assets:
Consolidated	$20,672	8.32%	$9,952	4.00%	N/A	N/A
Bank	$19,715	7.93%	$9,943	4.00%	$12,429	5.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			For		To Be Well Capitalized
			Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
December 31, 2005: (Dollars in '000s)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets:
Consolidated	$22,265	11.58%	$15,382	8.00%	N/A	N/A
Bank	$19,897	10.36%	$15,371	8.00%	$19,214	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$19,861	10.33%	$7,691	4.00%	N/A	N/A
Bank	$17,495	9.11%	$7,686	4.00%	$11,529	6.00%
Tier I Capital to Average Assets:
Consolidated	$19,861	8.55%	$9,288	4.00%	N/A	N/A
Bank	$17,495	7.58%	$9,233	4.00%	$11,541	5.00%

NOTE 15.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Company's various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.  SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash, Due From Banks, Interest-bearing Deposits in Banks and Federal Funds Sold:  The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair values.

Securities:  Fair values for securities are based on available quoted market prices.  The carrying values of restricted equity securities with no readily determinable fair value approximate fair values.

Loans:  For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.  For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.  Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Bank Owned Life Insurance:  The carrying amounts of bank owned life insurance approximates their fair values.

Deposits:  The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values.  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings and Guaranteed Subordinated Debentures:  The carrying amounts of variable-rate other borrowings, guaranteed subordinated debentures and federal funds purchased approximate their fair values.  Fair values for fixed-rate other borrowings are estimated using a discounted cash flow calculation that applies interest rates currently being offered on other borrowings with similar terms.

Accrued Interest:  The carrying amounts of accrued interest approximate their fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Off-Balance Sheet Instruments:  Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements.  Since the majority of the Company's off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

NOTE 15.   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(Dollars in Thousands)
Financial assets:
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	$5,220	$5,220	$4,622	$4,622
Securities available-for-sale	19,815	19,815	18,880	18,880
Restricted equity securities	2,540	2,540	2,265	2,265
Loans	221,326	220,431	193,154	187,694
Bank owned life insurance	2,390	2,390	2,244	2,244
Accrued interest receivable	1,769	1,769	1,352	1,352

Financial liabilities:
Deposits	209,484	209,128	183,319	182,434
Borrowings	33,850	31,163	29,250	28,287
Guaranteed subordinated debentures	3,093	3,093	3,093	3,093
Accrued interest payable	437	437	272	272

NOTE 16.  SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,
	2006	2005

Data Processing	$597,095	$480,049
Advertising	266,157	233,833

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income and cash flows of Unity Holdings, Inc. as of and for the years ended December 31, 2006 and 2005:

CONDENSED BALANCE SHEETS

	2006	2005
Assets
Cash	$1,334,807	$2,246,779
Investment in subsidiary	19,641,448	17,332,855
Restricted equity securities, at cost	93,000	93,000
Other assets	137,075	126,606
Total assets	$21,206,330	$19,799,240

Liabilities, Redeemable Common Stock and Stockholders' Equity
Miscellaneous liabilities	$9,154	$7,573
Redeemable common stock held by KSOP	506,046	106,548
Subordinated debentures	3,093,000	3,093,000
Stockholders' equity	17,598,130	16,592,119
Total redeemable common stock and stockholders' equity	$21,206,330	$19,799,240

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2006	2005
Income
Interest income on investments	$7,526	$5,843
Total Income	7,526	5,843

Expenses
Interest expense on subordinated debentures	249,441	210,168
Noninterest expense	86,264	17,165
Total Expenses	335,705	227,333

Loss before income tax benefits and equity in undistributed income of subsidiary	(328,179)	(221,490)
Income tax benefits	(106,340)	(83,581)
Loss before equity in undistributed income of subsidiary	(221,839)	(137,909)
Equity in undistributed income of subsidiary	2,219,739	2,101,348
Net income	$1,997,900	$1,963,439

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005
OPERATING ACTIVITIES
Net income	$1,997,900	$1,963,439
Adjustments to reconcile net income to net cash
used in operating activities:
Equity in undistributed income of subsidiary	(2,219,739)	(2,101,348)
Net other operating activities	37,491	8,102
Net cash used in operating activities	(184,348)	(129,807)

FINANCING ACTIVITIES
Proceeds from sale of common stock, net	357,686	-
Purchase of common stock	(1,147,310)	-
Proceeds from exercise of stock options	62,000	-
Net cash used in financing activities	(727,624)	-

Net decrease in cash	(911,972)	(129,807)
Cash at beginning of year	2,246,779	2,376,586
Cash at end of year	$1,334,807	$2,246,779